

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2017

Alejandro Ochoa
Chief Executive Officer
Tower One Wireless Corp.
600-535 Howe Street
Vancouver, BC V6C 2Z4 Canada

> **Re: Form 20-F for the Year Ended December 31, 2016**
> **Filed May 9, 2017**
> **Form 20-F/A for the Year Ended December 31, 2016**
> **Filed September 12, 2017**
> **File No. 000-55103**

Dear Mr. Ochoa:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

General

1.   Please file the Shell Company Report on Form 20-F associated with your transaction with Tower Three SAS as required by Securities Exchange Act of 1934 Rule 13a-19 and Item 3-05 of Regulation S-X. Otherwise explain to us why information about Tower Three SAS is not required to be filed.

2.   We note that your interim financial information for March 31, 2017 and June 30, 2017 is available on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR). Please furnish this information on Forms 6-K as stipulated in General Instruction B to Form 6-K and Securities Exchange Act Rule 13a-16. Otherwise, tell us why your information is not required to be furnished on Forms 6-

        K.

<u>Form 20-F/A for the Fiscal Year Ended December 31, 2016</u>

<u>Exhibit 99.1: Financial Statements</u>
<u>Independent Auditors' Report, page 1</u>

3.   Please confirm that, if relevant in future periods, you will have your auditors provide audit reports that definitively state whether there is a substantial doubt in your ability to continue as a going concern in future filings. In this regard, your auditors' statement in their report that a material uncertainty exists that may cast significant doubt about your ability to continue as a going concern is not definitive. See paragraphs 12 and 13 of PCAOB Auditing Standard 2415.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Keira Nakada at 202-551-3659 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance